Exhibit 21.1

SUBSIDIARIES OF ACCO GROUP HOLDINGS LIMITED

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Starry Prospect Limited	the British Virgin Islands	June 11, 2024	100%
Accolade Corporate Service Limited	Hong Kong	December 4, 2009	100%
Accolade Consultants Limited	Hong Kong	August 2, 2010	100%
Accolade IP (SG) Pte. Ltd.	Singapore	January 26, 2018	100%